                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                Amendment 1 to
                                  FORM 10SB

             General Form for Registration of Securities of Small
                                Business Issuers

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                          MICRO LABORATORIES, INC.
              (Exact name of Small Business Issuer in its charter)



                NEVADA                                 05-049-4587
      (State or other jurisdiction of                 (I.R.S. Employer
       incorporation or organization                Identification No.)


29 Lakeside Drive, Johnston, Rhode Island                   02919
 (Address of principal executive offices)                (Zip Code)

Registrant's Telephone number, including area code:     (401) 949-3562






Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value



Forward-Looking Statements and Associated Risk.   This Registration
Statement contains forward-looking statements including statements regarding, among other items, the Corporation's growth strategies, and anticipated trends in the Corporation's business and demographics. These forward-looking statements are based largely on the Corporation's expectations and are subject to a number of risks and uncertainties,
certain of which are beyond the Corporation's control.   Actual results
could differ materially from these forward-looking statements.

ITEM 1.   DESCRIPTION OF BUSINESS

Business of Corporation. The operations and objectives of the Corporation are to produce, market and distribute a line of oral spray vitamins, trade name "Micro SprayT". The Corporation intends to produce, market and distribute an additional product line of, minerals, herbs and other oral absorption products in the United States and the international market. Therefore, the Corporation's financial viability will depend almost exclusively on the Corporation's ability to generate revenues from its operation, and the production of the above product lines. The Corporation will not have the benefit of reducing its financial risks by relying on revenues derived from other operations.

Competition. There is significant competition in the vitamin, minerals and nutritional supplement industry. The Corporation will compete with established companies and other entities (many of which possess substantially greater resources than the Corporation). Almost all of the companies with which the Corporation will compete are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than the Corporation now has, or will in the foreseeable future. It is also likely that other competitors will emerge in the near future. There is no assurance that Corporation will compete successfully with other established vitamin, minerals and nutritional supplement manufacturers. The Corporation shall compete on the basis of quality in addition to a price basis. Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein

Employees.   The Corporation has one full time and two part time
employees.   The Corporation shall employ individuals as required.

Governmental Regulation. The Corporation is not subject to governmental regulation other those regulations, which apply to manufacturing. The Corporation will need to meet the requirements of the Food and Drug Administration for food processing standards.

Seasonal Nature of Business Activities. The Corporation's operations shall not be seasonal.

Products. The Corporation currently has six different nutritional health products. All natural ingredients are used in each product. The price of the products range from retail pricing of approximately $7.00 to $40.00 and wholesale prices of $5.00 to $20.00. The Corporation's products are: Adult Multiple Vitamin, Children's Multiple Vitamin, Vitamin B-12, Adult B-Complex with C, Children's B-Complex with C, Zinc plus Vitamin C.

The nutritional supplement industry is not regulated by the Food and
Drug Administration.    The Food and Drug Administration has tried
unsuccessfully in the past to pass legislation labeling vitamins as drugs. Due to this position, the Corporation does not publish any information that could be considered as "'prescribing". The Corporation attempts to cooperate with this agency whenever possible and seeks professional legal counsel experienced and specializing in Food and Drug Administration matters.

The Food and Drug Administration prohibits any companies from providing information to the customer as to what the product is for and why it works. The Food and Drug Administration views that if the marketer is making any suggestions or claims as to what the product is for then that is considered prescribing and as such the product is a drug. If the product is determined to be a drug, then it needs to be licensed as one and available only as a prescription item. The Food and Drug Administration has tried unsuccessfully in the past to pass legislation labeling vitamins as drugs. Due to this position, the Corporation does not publish any information that could be considered as "'prescribing".

Micro SprayT Delivery System. The Corporation has developed "Micro SprayT", a delivery system in the form of a spray that is sprayed directly onto the mouth in the form of a fine mist. Micro SprayT enters the delicate tissue of the mouth and is absorbed into the
bloodstream and assimilated throughout the body.   Micro SprayT
consists of vitamins and nutrients in an aqueous solution that is delivered through a non-aerosol pump.

In-house studies have determines that Micro SprayT, derived from vegetable sources, increases the quantity of nutrients that enter into the bloodstream, provides proper nutrient levels and increases the rate at which a nutrient is absorbed.

Current Industry Background and Delivery Systems.   The metabolism of
nutrients consist of four important steps: digestion, assimilation, utilization and excretion. Digestion takes place in either the stomach where the fluids are acidic, or the small intestines where the fluids are alkaline. The proper balance of acid levels in these vital organs is crucial to the digestion process, yet as people age, increasingly less of these fluids are produced and as a result, the level of nutrient absorption is decreased.

NBC's Today Show reported that when a variety of name brand vitamins were tested, 36% of the vitamin pills failed to disintegrate quickly enough to be absorbed into the bloodstream. In order to combat this problem, tablet manufacturers often attach a catalyst (chelator) to the minerals that will aid in the digestion process, however, normally up to 80% of the tablet can become chelator and only 20% of the content is actually pure mineral. In addition, minerals are typically unstable and easily destroyed in the digestive tract and the acid in the stomach can actually deactivate enzymes before they reach the site of optimal activity. To counter this difficulty, manufacturers enteric-coat pancreatic and other similar acid sensitive ingredients to prevent destruction in the stomach. The coating must be resistant to acid in the stomach, yet dissolve in the alkaline environment of the small intestine. As individuals vary greatly in the levels of acid in their stomachs and the alkaline levels of their small intestines, if coatings are improperly balanced or designed in a generic environment, the supplement will be wasted.

Assimilation takes place primarily in the small intestines where adverse effects can result from a multitude of factors. Some nutrients react to one another and compete for absorption. Some even require that your body secretes special proteins as carriers before being absorbed, while others are best absorbed when fat and oils are induced into the body's diet as a carrier. The result of assimilation complications is known to cause, among other ailments, unpleasant side effects such as nausea and gastrointestinal discomfort. In addition, digestive organs such as the liver, kidneys and stomach are taxed unnecessarily, as the nutrients do not always break down and might not offer the body any nutritional value.

Manufacturing. The Corporation will package its product line. Most packaging will be done in house, some will be done by independent packaging companies across the nation. The Corporation supplies the packaging Corporation with the finished product in measured-premixed form, so that a measured amount can be inserted into the vials by the packaging Corporation. The vials are filled, labeled and packaged for distribution. The Corporation will offer variations of their product for private label.

Service and Support. The Corporation guarantees its products to 100% satisfaction. If a customer is not satisfied with the product for any reason, the product will be replaced or the price refunded.

Marketing. The Corporation shall position its marketing efforts to target large retail store chains and is presently in negotiations with several large distributors. The Corporation has entered into an agreement with three large distributors and marketing representatives for the distribution of its products in the northwest, mid west, and New England. The distributors receive commissions on each product sold. The target market extends to drug, grocery, health food stores, fitness clubs, established physicians, chiropractors and even veterinarians.

New Products.    The Corporation shall continue to pursue the
development of new products as funds allow.

Advertising and Name Brand Awareness.   In order to increase the number
of new distributors and expand the customer base, the Corporation shall utilize a portion of the proceeds of the Offering to finance media campaigns encompassing a broad communication spectrum ranging from network television to the Internet, and trades.

International Markets. The Corporation shall pursue its expansion into the foreign markets.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Trends and Uncertainties. Demand for the Corporation's products will be dependent on, among other things, general economic conditions, which are cyclical in nature. Inasmuch as a major portion of the Corporation's activities is the receipt of revenues from the sale of its products, the Corporation's business operations may be adversely affected by its competitors and prolonged recessionary periods.

The Corporation is entering a phase of conversion from a Development Stage Corporation to an Operational Corporation. Agreements have been reached to provide key personnel in the areas of marketing and sales. An agreement has been reached with three large distributors to include the west coast, mid west and New England. Preliminary market research was conducted to arrive at the flavorings for the Micro SprayT product line. The Corporation sent a representative to the National Association of Chain Drug Stores (NACDS) trade convention in Philadelphia, PA also the packaging show in Chicago Ill. The Corporation plans to use a "target" marketing approach for the distribution of its Micro SprayT product line.

Capital and Source of Liquidity. The Corporation currently has no material commitments for capital expenditures.

For the six months ended September 30, 1999, the Corporation acquired intangible assets for $24,979 and property and equipment for $28,025. The Corporation had an increase in shareholder loans of $600 and an increase in notes payable of $4,700. As a result, the Corporation had net cash used in investing activities of $$58,304 for the six months ended September 30, 1999.

For the six months ended September 30, 1998, the Corporation did not pursue any investing activities.

For the year ended March 31, 1999, the Corporation acquired intangible assets valued at $129,238 and acquired property and equipment of
$25,756.   For the year ended March 31, 1999, the Corporation made
shareholder loans of $24,710.   The Corporation had a note payable of
$45,000, had $5,500 due to shareholder and $64,030 due to a related
party for the year ended March 31, 1999.   As a result, the Corporation
had net cash used in investing activities of $65,174 for the year ended March 31, 1999.

For the period from August 8, 1997 to March 31, 1998, the Corporation acquired intangible assets of $75,750 and property and equipment of
$40,965.   As a result, the Corporation had net cash used for investing activities of $116,715 for the period from August 8, 1997 to March 31, 1998.

For the six months ended September 30, 1999, the Corporation did not pursue any financing activities

For the six months ended September 30, 1998, the Corporation did not pursue any financing activities.

For the year ended March 31, 1999, the Corporation received proceeds of
$182,198 from the issuance of its common stock.   The Corporation also
received services valued at $572,455 in exchange for its common stock
for the year ended March 31, 1999.   As a result, the Corporation had
net cash provided by financing activities of $754,653 for the year ended March 31, 1999.

For the period from August 8, 1997 to March 31, 1998, the Corporation received proceeds of $411,000 from the issuance of its common stock resulting in net cash provided by financing activities of $411,000.

On a long term basis, liquidity is dependent on commencement of operations as discussed above, (See "TRENDS AND UNCERTAINTIES."), receipt of revenues, additional infusions of capital and debt financing. The Corporation believes that additional capital and debt financing in the short term will allow the Corporation to increase its marketing and sales efforts and become a fully operational Corporation thereafter resulting in increased revenue and greater liquidity in the long term. However, there can be no assurance that the Corporation will be able to obtain additional equity or debt financing in the future, if at all.

Results of Operations.
The Corporation is accurately classified as a "development stage
Corporation" and as such has conducted startup and development operations that include:
? completed photo shoots, created Corporation logos, brochures, sales literature, product labels and packaging design, UPCs
? prepared the product line of six items for distribution roll out
? completed negotiations with three large distributors to include west coast, mid west, and New England to represent and sell the companies product lines to national chains

The Corporation has not received any material revenues since inception. For the six months ended September 30, 1999, the Corporation had sales of $349 and received interest income of $1,681 resulting in total
revenues of $2,031.   Cost of Sales were $13,635 resulting in gross
profit of $(11,605) for the six months ended September 30, 1999.

For the six months ended September 30, 1999, the Corporation had general and administrative expenses of $328,520 resulting in a net loss
of $340,125.   The general and administrative expenses included
advertising of $27,754, auto lease expense of $4,730, bookkeeping services of $12,560, consultant expense of $73,369, fullfilment expense of $55,000, legal expense of $16,213, professional fees of $7,865, office expense of $4,057, rent of $12,750, repairs of $2,033, research
and development of $93,095, telephone expense of $13,914.   Other
miscellaneous expenses were $5,180.

For the six months ended September 30, 1998, the Corporation had general and administrative expenses of $154,688 resulting in a net loss
of $153,445.   The general and administrative expenses included
advertising of $13,500, administrative fees of $17,220, research and development costs of $15,022, payroll and payroll taxes of $43,593, telephone of $4,117, rent of $4,800, automobile expense of $8,069, travel expense of $7,962, insurance expense of $2,466, office supplies of $3,543, freight of $1,313, repairs and maintenance of $22,654.
Other miscellaneous expenses were $10,429.

For the year ended March 31, 1999, the Corporation had operating expenses of $444,156 and had a net loss of $440,507 resulting in a loss per common share of $.04. These operating expenses consisted primarily of advertising and public relations of $103,008, legal and professional fees of $111,444, research and development of $51,022, telephone expense of 18,959, rent of $24,200, automobile expense of $14,272, freight expense of $62,107 and other miscellaneous expenses of $59,133

For the year ended March 31, 1998, the Corporation had operating expenses of $153,550 and had a net loss of $152,226 resulting in a loss per common share of $.03. These operating expenses consisted primarily of advertising and public relations ($48,422), administrative fees ($58,127), start-up expenses ($7,627), laboratory supplies ($4,764), telephone expenses ($6,192) and other miscellaneous expenses ($28,368).

Plan of Operation. The Corporation is in the development stage and has not conducted any significant operations to date or received any material operating revenues. The Corporation may experience problems; delays, expenses and difficulties sometimes encountered by an enterprise in the Corporation's stage of development, many of which are beyond the Corporation's control. These include, but are not limited to, unanticipated problems relating to additional costs and expenses that may exceed current estimates and competition.

The Corporation is not delinquent in any of its obligations even though the Corporation has generated limited operating revenues. The Corporation intends to market its products and services utilizing cash made available from the private sale of its securities and operations. The Corporation's management is of the opinion that the proceeds of the sales of its securities and future revenues will be sufficient to pay its expenses for the next twelve months.

ITEM 3.  DESCRIPTION OF PROPERTY

The Corporation's executive offices are located at 29 Lakeside Drive, P.O. Box 19296, Johnston, Rhode Island 02919. These offices consist of 400 square feet for office, product development, product testing and is leased at the rate of $600 per month.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tabulates holdings of shares of the Corporation by each person who, subject to the above, at the date of this prospectus, holds of record or is known by Management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of
the Corporation individually and as a group.   Each named beneficial
owner has sole voting and investment power with respect to the shares set forth opposite his name.

              Shareholdings at Date of
                   This Prospectus

                                                          Percentage of
                            Number & Class(1)              Outstanding
Name and Address                  of Shares                Common
Shares


Robert Thistle
29 Lakeside Drive
Johnston RI 02919                8,880,000                    52.88%

Irene R. Zawadowicz
7 Lakeside Drive
Johnston, RI 02919                  10,000                      .06%

Mark Shvetz
333 Neipsic Road
Glastonbury, CT 02924              100,000                     1.02%

Gerald Schaffert
6 Caldar Road
North Providence 02904             100,000                     1.02%

Vanda Poli
117 Nutmeg Drive
Torrington, CT 06790               300,000                     3.06%

Cede & Co
C/O Depository Trust Co.
P.O. Box 20
Bowling Green Station
New York NY 10004                4,723,155                   28.13%

All Directors & Officers
as a group (4 persons)           9,090,000                   55.92%

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.
Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors. The following persons listed below have been retained to provide services as director until the qualification and election of his successor. All holders of Common Stock will have the right to vote for Directors of the Corporation. The Board of Directors has primary responsibility for adopting and reviewing implementation of the business plan of the Corporation, supervising the development business plan, review of the officers' performance of specific business functions. The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans of the
Corporation.    Directors receive no cash compensation or fees for
their services rendered in such capacity.

Mr Thistle dedicates 90% of his time to the Corporation.   Ms.
Zawadowicz dedicates 50% of her time to the Corporation.   Mr. Shvetz
dedicates 10% of his time to the Corporation.

The Executive Officers and Directors are:

Name                                Position                      Term(s) of Office
Robert Thistle, age 59        President, Director            Inception to Present

Mark Shvetz, age 50           Treasurer, Director            Inception to Present

Gerald Schaffert, age 38          Director                  January 27, 1999
                                                                to present

Irene R. Zawadowicz, age           Secretary                 August 28, 1999
                                                                to present

Resumes:

Robert Thistle. Mr. Thistle has been Chief Executive Officer, President and a Director of the Corporation from inception. From 1984 to 1991, Mr. Thistle was President of TR Productions, a Philadelphia production company. From 1991 to present, Mr. Thistle has worked as a international business and political consultant working with the countries of Russia, Pakistan, the Philippines and China. He also advises Chinese political officials in The People's Republic of China and is involved in the annual MFN renewal between China and the United States.

Mark Shvetz. Mr. Shvetz has been the Treasurer and a Director of the Corporation since inception. Mr. Shvetz has been involved in sales and marketing for 29 years. From 1993 until he joined the Corporation, Mr. Shvetz was self employed selling hospital products and other medical related equipment. From 1979 through 1993, he was a manager of Timmed Labeling Systems, Inc., a distributor of hospital products and capital equipment for a national medical products manufacturer. His responsibilities included interacting with hospital management and purchasing decision making staff. Mr. Shvetz received a BS in Accounting from the University of Connecticut in 1967.

Gerald Schaffert.   Mr. Schaffert has been a Director of the
Corporation since January 27, 1999. Mr. Schaffert has been involved in sales and marketing for the past 19 years. From 1990 to present, Mr. Schaffert has been the assistant sales manager for Union Wadding Co., a manufacturer of Christmas and Halloween decorations. Mr. Schaffert has been responsible for supervising a sales force of 50 manufacturer's
representatives covering the entire United States.    Mr. Schaffert
received a Bachelor of Science degree in 1982 from the University of Rhode Island with a concentration in Consumer Affairs.

Irene Zawadowicz.   Ms. Zawadowicz has been secretary of the
Corporation since August 1999.   From 1994 to 1998, Ms. Zawaowicz was
secretary in the human resources department of Butler Hospital.   From
1998 to present, Ms. Zawadowicz has been attending Johnson and Wales
University pursing a degree in information science.   Ms. Zawadowicz
received an Associate of Arts degree from the Community College of Rhode Island along with an Office Automation Certificate.

ITEM 6.  EXECUTIVE COMPENSATION

Since inception, the following cash compensation has been paid by the Corporation to its executive officers, during which there were three
(3) officers.

                                                                                Long Term Compensation
                                          Annual Compensation            Awards                 Payouts
 (a)                     (b)     (c)         (d)       (e)      (f)     (g)      (h)            (i)
                                                       Other                                    All
Name                                                   Annual Restricted        LTIP           Other
and                                                    Compen-   Stock  Options/ Pay-          Compen-
Principal                       Salary        Bonus    sation    Awards  SARs    Outs          sation
Position                Year      ($)          ($)       ($)       ($)   ($)     ($)             ($)

Robert Thistle          1999
President               1998    $12,000

Mark Shvetz             1999
                        1998                                      (1)
Irene Zawadowicz        1999                                      (2)
Secretary

(1)Mr. Shvetz received 100,000 Common Shares for services rendered from inception.
(2)Pursuant to an agreement dated August 28, 1999, Ms. Zawadowicz received 10,000 common shares as compensation for services.

The Corporation has not entered into Employment Agreements with its officers.

Board of Directors Compensation.  Currently board members receive no
special compensation for meetings or time incurred.    Director
liability insurance may be provided to all members of the Board of Directors. No differentiation shall be made for any further compensation of "outside directors" and those officers of the Corporation serving in that capacity.

Stock Option Plan.    The Corporation shall implement an employee stock
option program.   The specifics of the plan have yet to be determined.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the year ended March 31, 1999, the Corporation paid rents totaling $7,200 to Robert Thistle, President, Director and majority
shareholder.   The Corporation incurred administrative expenses during
the period totaling $26,353 paid to a company operated by Mr Thistle

The Corporation has a receivable totaling $27,925 due from President, Director and a shareholder and a payable totaling $5,500 due to Robert Thistle.

The Corporation incurred various expenses totaling $64,030, which were paid for by and due to Beneficial Health, Inc., a company operated by Robert Thistle.

In addition, the Corporation borrowed $45,000 from Beneficial Health, Inc., a corporation operated by Robert Thistle during the year ended March 31, 1999.

ITEM 8.  DESCRIPTION OF SECURITIES

Qualification. The following statements constitute brief summaries of the Corporation's Certificate of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by the full text of the Certificate of Incorporation and Bylaws.

The Corporation's articles of incorporation authorize it to issue up to 50,000,000 Common Shares, $.001 par value per Common Share.

Common Stock.   Holders of Common Shares of the Corporation are
entitled to cast one vote for each share held at all shareholders
meetings for all purposes.   Upon liquidation or dissolution, each
outstanding Common Share will be entitled to share equally in the assets of the Corporation legally available for distribution to shareholders after the payment of all debts and other liabilities. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional

Common Shares in the event of a subsequent offering. All outstanding Common Shares are, and the Common Shares offered hereby will be when legally issued, fully paid and non-assessable.

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Corporation has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Corporation. Accordingly, future dividends, if any, will depend upon, among other considerations, the Corporation's need for working capital and its financial conditions at the time.

Transfer Agent.  Harris Trust and Savings Bank acts as the
Corporation's transfer agent.

                        PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded in the over-the-counter market and listed on the NASDAQ Bulletin Board under the symbol "MLAR-BB.

The following table sets forth the range of high ask and low bid quotations for the Company's common stock for each quarter since commencement of trading (July 8, 1998), as reported by the OTC Bulletin
Board.   The Company's market makers are Hill, Sharpe Capital, Inc. and
Paragon Securities. The quotations represent inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.

       Quarter  Ended              High Ask          Low Bid

             9/30/98                 $4.00            $4.00
            12/31/98                 $6.062           $.375
             3/31/99                 $3.250           $.187
             6/30/99                 $3.00            $.0437
             9/30/99                 $.750            $.218
            12/31/99                 $2.125           $.218

The Corporation has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of December 31, 1999, the number of holders of Corporation's common stock is approximately 33.

ITEM 2.  LEGAL PROCEEDINGS

The Corporation had entered into verbal agreement with InterCapital Holdings (an unaffiliated entity) to provide services relating to public relations and marketing of the Corporation and its products. InterCapital Holdings and its affiliates were to be issued an aggregate
of 500,000 Common Shares as payment for these services.    The
Corporation terminated the agreement for non-performance and did not
issue the Common Shares to InterCapital Holdings Corp.   On October 4,
1998, InterCapital Holdings Corp filed a lawsuit in the Supreme Court of the State of New York, InterCapital Holdings Corp. vs. Micro
Laboratories, Inc., Index No. 98.026334.   InterCapital Holdings Corp.
alleges that it did perform and is seeking to obtain the 500,000 Common
Shares or $50,000.   Management of the Corporation is of the opinion
that it will successfully defend itself in the above-described lawsuit. Additionally, management is of the belief that any unsuccessful result would not materially impact the operations of the Corporation.

The Corporation filed suit in an civil action against Deborah L. Gutt, Vanda Poli Gutt, DL Gutt Corporation, a New Jersey Corporationand William Gutt (Micro laboratories, inc., et al vs. Gutt, et al, Docket #: 99-0774 in the Providence County Superior Court. The Corporation
is seeking the return of shares of stock and other property.   The
Corporation alleged, among other things, that the defendants did not render the professional services, which would have entitled them to the
shares of stock as compensation.   The Corporation is of the belief
that it shall be successful in any legal proceeding and shall request the return of the Common Shares so that they may be canceled on the books and records of the Corporation.

On or about May 10, 1999, the Corporation was served with a Complaint in United States District Court, District of Connecticut containing a variety of claims against, among others, the Corporation (Deborah L. Gutt, Vanda Poi Gutt, DL Gutt Corporation, a New Jersey Corporation and William Gutt vs. Micro Laboratories, Inc., a Nevada Corporation, Beneficial Heealth Products, Inc., a Nevada corporation, Top Hat Media Productions, Inc., a Nevada corporation, Robert Thistle and Ada Thistle, a/k/a Ada D. Kuszai-Thistle - Case No. 3:99CV0860 SRU). The plaintiffs claim breach of fiduciary duty, conversion, theft, unjust enrichment, securities fraud, fraud, breach of affirmative duty of disclosure and breach of contract. On or about September 17, 1999, the defendants filed a Motion to Dismiss on several grounds including, without limitation, the pendency of a prior pending action in another jurisdiction and the inadequacy of the claims allenged in the
Complaint.   On November 5, 1999, the Plantiffs filed an Amended
Complaint which purports to address the objections raised in the Motion
to Dismiss.     The Corporation intends to maintain the objectios
raised in the Motion to Dismiss and vigorously defend against any claims raised in the Complaint should they survive the Motion to
Dismiss.   The Corporation is of the view that the claims raised in the
Complaint are without merit and will engage in discovery and file additional substantive motions to address the claims.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Since inception, there have been no changes in or disagreements with the Corporation's principal independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

In the last quarter of 1997 and the first quarter of 1998, the
Corporation issued 3,100,000 common shares to Robert Thistle for
equipment valued at $4,150.   The Corporation also issued the following
individuals and entities 850,000 common shares for services valued at $850z($.001 per share):

Name                   # of Shares           Services provided

Donald Davett            500,000         financial market consulting
Mark Shvetz              100,000         marketing consulting
William McCollum         250,000         South African distribution
                                             consulting

These issuances were made to sophisticated investors (based on their relationship with the Corporation and representations by the above listed individuals to the Corporation) pursuant to Section 4(2) of the Securities Act of 1933.

The Corporation issued 348,000 Common Shares for cash of $411,000 to the following individuals

Name                    Number of Common Shares           Amount Paid

Intercapital Holdings         175,000                        $206,860
Stanley Katz                   25,000                          29,500
Julian Herskowitz              25,000                          29,500
Windless Capital Mgt           12,500                          14,750
Meersbrook, Ltd.               12,500                          14,750
Michael Fielding               75,000                          88,500
Steven Lefkowitz                7,000                           8,260
Mitchell Birzon                12,500                          14,750
Milton & Olga Cohen             1,000                           1,180
Suzanne Spiliotis               1,000                           1,180
James Lynch                     1,500                           `,770

These issuances were made in compliance with Rule 504, Regulation D of the Securities Act of 1933 by Registrant's management. The offering was
approved and/or exempted by the required states.   No commissions were
paid.   The determination of whether an investor was accredited or nonaccredited was based on the responses in the subscription agreement
filled out by each investor.   The investor was given the definition of
accredited as set out in the Securities Act of 1933 and asked to indicate if they were, in fact, accredited or nonaccredited.

In the fourth quarter of the year ended March 31, 1999, the Corporation issued 1,254,500 to the following individuals for services rendered.

Name                    Number of Common Shares     Value of Services

Nadine Schaffert               200,000                     $20,000
Susan Robbins                  200,000                      20,000
Vandi Poli                     300,000                      36,000
Jean Sawyer                     19,500                       2,340
Mitch Birzon                    75,000                      14,063
Kenneth Richardson             100,000                      18,750
Jean Sawyer                    250,000                      46,875
Don Mazin                       50,000                       9,375
Harry Hartzstark                25,000                       4,687
Ken Alger                       25,000                       4,687
William Ruffa                   10,000                       1,875

These issuances were made to sophisticated investors (based on their relationship with the Corporation and representations by the above listed individuals to the Corporation) pursuant to Section 4(2) of the Securities Act of 1933.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. The Corporation shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or served any other enterprise as director, officer or employee at the request of the Corporation. The Board of Directors, in its discretion, shall have the power on behalf of the Corporation to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Corporation.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Corporation, the Corporation has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Corporation of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.


PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below

Unaudited Balance Sheet as of September 1999 and 1998
Unaudited Statement of Operations for the six months ended September 30, 1999 and 1998
Unaudited Statement of Cash Flows for the six months ended September 30, 1999 and 1998
Unaudited Statement of Stockholders' Equity for the six months ended September 30, 1999 and 1998
Unaudited Notes to Financial Statements

Independent Auditor's Report dated June 9, 1999
Balance Sheet as of March 31, 1999
Statement of Operations for the year ended March 31, 1999
Statement of Cash Flows for the year ended March 31, 1999
Statement of Stockholders' Equity for the year ended March 31, 1999 Notes to Financial Statements

Independent Auditor's Report dated January 18, 1999
Balance Sheet as of March 31, 1998
Statement of Operations for the year ended March 31, 1998
Statement of Cash Flows for the year ended March 31, 1998
Statement of Stockholders' Equity for the year ended March 31, 1998 Notes to Financial Statements

MICRO LABORATORIES, INC.
BALANCE SHEET
September 30, 1999


ASSETS

Current assets:
Cash                                                   $7,668
Accounts Receivable                                    45,000
Allowance for Doubtful Accounts                       (45,000)
Inventory                                              12,154
Prepaid expense                                         4,542
Advance against commissions                             3,000
Shareholder loans                                      28,525
                                                     --------
Total current assets                                   55,779
                                                     --------
Property and equipment:
Machinery and equipment                              238,925
Furniture and fixtures                                 3,664
Leaseholder improvements                               2,357
                                                    --------
Total property and equipment                         244,946
Less: accumulated depreciation                       (13,737)
                                                    --------
Net property and equipment                           231,209
                                                    --------
Other assets:
Deposits                                               4,600
Formulas and trademarks
(net of accumulated amortization)                     63,125
Research and Development                               8,167
                                                    --------
Total other assets                                    75,892
                                                    --------
TOTAL ASSETS                                        $362,880
                                                    ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable                                   $ 15,259
Due to Related Entities                              64,030
Due to Shareholder                                    5,500
                                                    -------
Total current liabilities                            84,789
                                                    -------
Stockholders' equity:
Capital stock-$.001 par common;
   authorized 50,000,000 shares, issued and
outstanding 10,352 shares                            10,352
Additional paid-in-capital                        1,160,300
Deficit accumulated during the
development stage                                   (932,86)
                                                   --------
Total stockholders' equity                          237,791
                                                   --------
TOTAL LIABILITIES AND
STOCKHOLDERS'EQUITY                                $362,880
                                                   ========

MICRO LABORATORIES, INC
STATEMENT OF OPERATIONS
For the Six Months Ending September 30, 1999 and 1998

                                     1999                 1998
Net sales                            $    671             $     0
                                     --------             -------
Cost of goods sold                     13,635                   0
                                     --------             -------
Operating expenses                    328,521             308,238
                                     --------             -------
Loss from operations                 (338,444)           (154,688)
                                     --------            --------
Other income:
Interest income                         1,681               1,243
                                     --------              ------
Net other income                        1,681               1,243
                                     --------              ------
Net loss                            $(340,125)          $(153,445)
                                    =========           =========
Loss per common share                   $.03                 $.04

SEE NOTES TO FINANCIAL STATEMENTS

MICRO LABORATORIES INC
STATEMENT OF CASH FLOWS
For the Six Months Ended September 30, 1999 and 1998

                                                1999           1998
Cash flows from operating activities:
Net income                                 $  (340,125)     (153,567)

Adjustments to reconcile net income
to net cash used for operating
activities:
Depreciation and amortization                   5,642          6,553
 (Increase) decrease in assets:
Prepaid expenses                               17,934         20,882
Shareholder loans                                 600         (4,375)
Increase (decrease) in liabilities:
Accounts payable                               30,488          1,200
Notes payable                                   4,700         45,000
                                             --------         ------
Net cash used by operating activities         (59,364)       (84,307)
                                             --------         ------
Investing activities:
Acquisition of intangible assets              (24,979)             -
Acquisitions of property and equipment        (28,025)             -
                                             --------        -------
Net cash used for investing activities
                                              (53,004)             -
                                             --------        -------
Net increase (decrease) in cash
   during the period                         (405,341)       (84,307)

Cash balance, beginning of period             412,899        102,969

Cash balance, end of period                  $ 7,558          18,662
                                            =========       ========

SEE NOTES TO FINANCIAL STATEMENTS.

MICRO LABORATORIES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 1999 and 1998


1.  SIGNIFICANT ACCOUNTING POLICIES

Background

Micro Laboratories, Inc. ("the Company") was incorporated as a Nevada Corporation on August 8, 1997. Micro Laboratories, Inc. is a development stage enterprise which has undertaken the development and marketing of a line of oral spray vitamins, nutrients, herbs and other oral absorption products as well as gel capsules, etc. in the United States and international market. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. The accounting policies of the Company are in accordance with generally accepted accounting principles and conform to the standards applicable to development stage companies. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash and cash equivalents.

Formulas and Trademarks

Formulas and trademarks are recorded at cost and are amortized over a period of 15 years using the straight-line method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight line method for financial reporting purposes. Estimated service lives of property and equipment range from 7 to 31.5 years.

Revenue Recognition
Revenue will be recognized upon the invoicing and shipping of product. No revenue has been recognized as of September 30, 1999 and 1998.

Advertising Costs

Advertising costs are charged to operations and are expensed as incurred. The total amount charged to expense at September 30, 1999 is $27,754 and $13,500 at September 30, 1998.

Income Taxes

The Company has adopted Financial Accounting No. 109, "Accounting for Income Taxes" (FAS 109). Under the provisions of FAS 109, an entity recognizes deferred tax assets and liabilities for the future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The adoption of FAS 109 did not have an effect on the Company's financial statements.

Net Income (Loss) Per Share

Primary net income (loss) per share is determined by dividing net income (loss) by the weighted average number of common shares and dilutive common shares outstanding during the year.

2.  COMMON STOCK

Common stock issued by the Company as payment for services has been valued by management at fair market value.

CAYER PRESCOTT CLUNE CHATELLIER


CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Providence, Rhode Island

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors
Micro Laboratories, Inc.

We have audited the balance sheet of MICRO LABORATORIES, INC. (a development stage Company) as of March 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the year then ended and the period from August 8, 1997 (inception) to March 31, 1999. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MICRO LABORATORIES, INC. for the year ended March 31, 1999 and for the period from August 8, 1997 to March 31, 1999, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage enterprise. The Company has not yet commenced its principal operations and has focused it efforts on the raising of capital and the development and marketing of its products. Accordingly, the Company has no operating history, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ CAYER PRESCOTT CLUNE CHATELLIER

June 9, 1999

CAYER PRESCOTT CLUNE AND CHATELLIER
MICRO LABORATORIES,  INC.
(A DEVELOPMENT STAGE COMPANY
BALANCE SHEET
MARCH 31, 1999

ASSETS

Current assets:
Cash                                                     $412,899
Prepaid expense                                            25,478
Shareholder loans                                          27,925
Inventory                                                  12,154
                                                         --------
Total current assets                                      478,456
                                                         --------
Property and equipment:
Machinery and equipment                                    64,850
Furniture and fixtures                                      3,664
Leaseholder improvements                                    2,357
                                                         --------
Total property and equipment                               70,871
Less: accumulated depreciation                            (10,619)
                                                         --------
Net property and equipment                                 60,252
                                                         --------
Other assets:
Deposits                                                   4,600
Formulas and trademarks
(net of accumulated amortization)                         65,650
Website development costs                                129,238
                                                        --------
Total other assets                                       199,488
                                                        --------
TOTAL ASSETS                                            $738,196
                                                        ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable                                         $ 45,746
Due to shareholder                                          5,500
Note payable - related party                               45,000
Due to related parties                                     64,030
                                                        ---------
Total current liabilities                                 160,276
                                                        ---------
Stockholders' equity:
Capital stock-$.001 par common;
 authorized 50,000,000 shares, issued and
outstanding 10,352,500 shares                              10,353
Additional paid-in-capital                              1,160,300
Deficit accumulated during the
development stage                                        (592,733)
                                                        ---------
Total stockholders' equity                                577,920
                                                        ---------
TOTAL LIABILITIES AND
STOCKHOLDERS'EQUITY                                      $738,196
                                                        =========
SEE NOTES TO FINANCIAL STATEMENTS.

MICRO LABORATORIES, INC
(A DEVELOPMENT STAGE COMPANY
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31,1999
AND THE PERIOD FROM AUGUST 8, 1997 (DATE OF INCEPTION)
TO MARCH 31,1999

                                Year Ended         August 8, 1997
                                                     (inception)
                              March 31, 1999    to March 31. 1999
Net sales                         $      0           $      0
                                  --------           --------
Cost of goods sold                       0                  0
                                  --------           --------
Operating expenses:
Advertising and public relations   103,008            151,430
Legal and professional fees         111,44            169,571
Research and development            51,022             51,022
Laboratory supplies                  9,632             14,396
Payroll and payroll taxes           18,959             18,959
Telephone                           13,409             19,601
Incorporation fees                     0                6,501
Depreciation                         7,874             10,619
Amortization                         5,050             10,100
Rent                                24,200             26,600
Automobile expense                  13,272             15,470
Travel expense                       3,220              6,043
Insurance expense                    3,684              4,368
Start-up expense                       0                7,627
Samples                                0                  827
Office supplies                      4,988              7,100
Consulting                          62,107             62,607
Freight                              1,313              2,277
Repairs and maintenance              1,722              2,740
Meals and entertainment              1,312              1,312
Outside services                       0                  168
Postage                              1,061              1,263
Bank service charges                   329                442
Printing                             1,433              1,516
Dues and subscriptions               1,302              1,302
Licenses and fees                    2,080              2,080
Contributions                          0                   30
Utilities expense                      598                598
Miscellaneous expense                1,137              1,137
                                  --------           --------
Total operating expenses           444,156            597,706
                                  --------           --------
Loss from operations               444,156            597,706
                                  --------           --------
Other income:
Interest income                      3,649              4,973
                                  --------           --------
Net other income                     3,649              4,973
                                 ---------          ---------
Net loss                         $(440,507)         $(592,733)
                                 =========          =========
Loss per common share             $0.04                $0.06

SEE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS'AUDIT REPORT.

MICRO LABORATORIES INC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OFCASH FLOWS
YEAR ENDED MARCH 31,1999
AND THE PERIOD FROM AUGUST 8,1997 (DATE OF INCEPTION)
TO MARCH 31,1999


                                Year Ended         August 8, 1997
                                                      (inception)
                               March 31, 1999   to March 31, 1999
                               --------------   -----------------
Cash flows from operating activities:
Net income
                                $(440,507)             $(592,733)
Adjustments to reconcile net income
to net cash used for operating
activities:
Depreciation and amortization      12,924                 20,719
(increase) decrease in assets:
Prepaid expenses                   22,811                (25,478)
Inventory                         (12,154)               (12,154)
Deposits                           (4,000)                (4,600)
Increase (decrease) in liabilities:
Accounts payable                   41,377                 45,746
                                 --------               --------
Net cash used by operating
Activities                       (379,549)              (568,500)
                                 --------               --------
Investing activities:
Acquisition of intangible assets (129,238)              (204,988)
Acquisitions of property and equipment
                                  (25,756)               (66,721)
Shareholder loans                 (24,710)               (27,925)
Due to shareholder                  5,500                  5,500
Due to related party               64,030                 64,030
Notes payable                      45,000                 45,000
                                 --------               --------
Net cash used for investing activities
                                  (65,174)              (185,104)
                                 --------               --------
Financing activities:
Proceeds from issuance of common stock
                                  182,198                 593,198
Services exchanged for common stock
                                  572,455                 573,305
                                 --------               ---------
Net cash provided by financing activities
                                  754,653               1,166,503
                                 --------               ---------
Net increase (decrease) in cash during the period
                                  309,930                 412,899

Cash balance, beginning of period 102,969                       -
                                  -------              ----------
Cash balance, end of period      $412,899              $  412,899
                                 ========              ==========

SEE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS'AUDIT REPORT.

MICRO LABORATORIES, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
YEAR ENDED MARCH 31,1999
AND THE PERIOD FROM AUGUST 8,1997(Date of Inception)
TO MARCH 31,1999

                                               ADDITIONAL
                             COMMON STOCK      PAID IN        ACCUMULATED
                           SHARES     AMOUNT    CAPITAL          DEFICIT
                           ------     ------    -------          --------
Common stock issued for
equipment through March 31, 1998
    .                      3,100,000  $3,100    $1,050

Common stock issued for services
rendered through March 31, 1998
                            850,000   $850

Common stock issued for cash
through March 31, 1998
                            348,000   $348     $410,652

Net loss through March 31, 1998.                                 ($152,226)
Balance at March 31, 1998
                          ---------   -----    ---------         ---------
                          4,298,000  $4,298    $411,702          ($152,226)

Common stock issued for services
rendered for the year ended
March 31, 1999
                          1,254,500  $1,255   $571,200

Common stock issued for cash
for the year ended March 31, 1999.
                          4,800,000  $4,800   $177,398

Net loss year ended March 31, 1999                               (440,507)

BALANCE AT MARCH 31,1999
                           --------   -----     -------           --------
                         10,352,500  $10,353  $1,160,300         ($592,733)
                         ==========  =======  ==========          ========

SEE INDEPENDANT CERTIFIED PUBLIC ACCOUNTANTS' AUDIT REPORT

MICRO LABORATORIES, INC.

NOTES TO FINANCIAL STATEMENTS
MARCH 31,1999


1.  SIGNIFICANT ACCOUNTING POLICIES

Background

Micro Laboratories, Inc. ("the Company") was incorporated as a
Nevada Corporation on August 8, 1997. Micro Laboratories, Inc. is a development stage enterprise which has undertaken the development and marketing of a line of oral spray vitamins, nutrients, herbs and other oral absorption products as well as gel capsules, etc. in the United States and international market. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. The accounting policies of the Company are in accordance with generally accepted accounting principles and conform to the standards applicable to development stage companies. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Development Stage Enterprise

The Company is a Development Stage Company as defined in financial accounting standards Board Statement No. 7. As of the balance sheet date, the Company had not yet begun principal operations. The primary activities during the fiscal period covered by these financial statements were raising capital and developing vitamin products (the major source of projected revenue).

Inventories

Inventories consist of chemicals and product packaging. Inventories are stated at the lower of cost, determined on the first-in, first-out
(FIFO) method, or market.

Cash and cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash and cash equivalents.

Concentration of Credit Risk

The Company occasionally maintains deposits in excess of federally insured limits. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions.

Formulas and Trademarks

Formulas and trademarks are recorded at cost and are amortized over a period of 15 years using the straight-line method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight line method for financial reporting purposes. Estimated service lives of property and equipment range from 7 to 31.5 years.
Revenue Recognition
Revenue will be recognized upon the invoicing and shipping of product. No revenue has been recognized as of March 31, 1999.

Advertising Costs

Advertising costs are charged to operations and are expensed as incurred. The total amount charged to expense at March 31, 1999 is $103,008.

Income Taxes

The Company has adopted Financial Accounting No. 109, "Accounting for Income Taxes" (FAS 109). Under the provisions of FAS 109, an entity recognizes deferred tax assets and liabilities for the future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The adoption of FAS 109 did not have an effect on the Company's financial statements.

Net Income (Loss) Per Share

Primary net income (loss) per share is determined by dividing net income (loss) by the weighted average number of common shares and dilutive common shares outstanding during the year.

2.  COMMON STOCK

Common stock issued by the Company as payment for services has been valued by management at fair market value.

3.  LEASE COMMITMENTS

The Company leases an automobile under a two-year operating lease dated February 23, 1998. Rent expense for the year ended March 31,1999 amounted to $11,798. Lease commitment fees of $10,477 were paid at inception. This amount is considered a prepaid expense to be amortized over the life of the lease.

4.  RELATED PARTY TRANSACTIONS

During the year ended March 31, 1999, the Company paid rents totaling $7,200 to a shareholder. The Company incurred administrative expenses during the period totaling $26,353 paid to a Company operated by a shareholder. The Company has a receivable totaling $27,925 due from a shareholder and a payable totaling $5,500 due to a shareholder. The Company incurred various expenses totaling $64,030 which were paid for by and are due to a company operated by a shareholder. In addition, the Company borrowed $45,000 from a Company operated by a shareholder during the year ended March 31, 1999.

6.  CONTINGENCIES

The Company is named as a defendant in legal action. The plaintiff claims that in consideration for raising capital for the Company, it is entitled to receive 500,000 shares in unrestricted common stock and/or $50,000. The Company intends to vigorously defend this action and is not inclined to seek an out of court settlement. The case is in the discovery stage and the ultimate resolution of the matter is not ascertainable at this time. No provision has been made in the financial statements related to this claim.

7.  GOING CONCERN STATUS - FUTURE OPERATIONS

The Company began operation in August 8, 1997 and there is no assurance that it will reach profitability. Since its inception, the Company has been principally engaged in product and service development. As shown in the accompanying financial statements, the company has incurred net operating losses of $592,733 since its inception. The Company is a development stage business. Numerous problems, many of which are beyond the Company's control, are frequently experienced by companies in this period of development - marketing and customer support problems, difficulty in dealing with competition, lack of familiarity on the part of customers and suppliers, and technical obsolescence.

The Company believes from its initial contacts with potential clients that there is a substantial market for its services; however, there can be no assurance that commercial viability can be demonstrated for said products and services. There can be no assurance that the Company will ever achieve profitability on a sustained basis, if at all.

The Company's status as a going concern is dependent on its ability to successfully implement a marketing plan and generate sufficient revenues to operate on a profitable basis. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

8.  INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's net deferred tax asset balances are primarily attributable to timing differences in inventory, property and equipment, and accrued expenses for book and tax purposes and net operating loss carryforwards and tax credits. At March 31, 1999, the Company's deferred tax asset was $0 using a blended federal and state rate of 40%. A 100% valuation allowance was provided for at March 31, 1999. Therefore, net deferred tax asset recognized on the accompanying balance sheet is $0.

At April 3, 1999, the Company had a net operating loss carryforward of approximately $590,000 available to offset future income that would otherwise be subject to federal income taxes. The net operating loss carryforward will expire in the year 201 1 if not utilized.

If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of net operating loss and investment tax credit carryforwards, which could be utilized.

CAYER PRESCOTT CLUNE CHATELLIER


CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Providence, Rhode Island

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors
Micro Laboratories, Inc.

We have audited the balance sheet of MICRO LABORATORIES, INC. (a development stage Company) for the period from August 8, 1997 (inception) to March 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the period
then ended.   The financial statements are the responsibility of
the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MICRO LABORATORIES, INC. for the period from August 8, 1997 to March 31, 1998, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage enterprise. The Company has not yet commenced its principal operations and has focused it efforts on the raising of capital and the development and marketing of its products. Accordingly, the Company has no operating history, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/CAYER PRESCOTT CLUNE CHATELLIER

January 18, 1999

MICRO LABORATORIES, INC.
BALANCE SHEET
MARCH 31, 1998


ASSETS

Current assets:
Cash                                                     $102,969
Prepaid expense                                            48,289
Shareholder loans                                           3,215
                                                         --------
Total current assets                                      154,473
                                                         --------
Property and equipment:
Machinery and equipment                                    39,094
Furniture and fixtures                                      3,664
Leaseholder improvements                                    2,357
                                                         --------
Total property and equipment                               45,115
Less: accumulated depreciation                            (2,745)
                                                         --------
Net property and equipment                                 42,370
                                                         --------
Other assets:
Deposits                                                     600
Formulas and trademarks
(net of accumulated amortization)                         70,700
                                                        --------
Total other assets                                        71,300
                                                        --------
TOTAL ASSETS                                            $268,143
                                                        ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable                                        $ 4,369
                                                        -------
Total current liabilities                                 4,369
                                                        -------
Stockholders' equity:
Capital stock-$.001 par common;
   authorized 50,000,000 shares, issued and
outstanding 4,298,000 shares                              4,298
Additional paid-in-capital                              411,702
Deficit accumulated during the
development stage                                      (152,226)
                                                       --------
Total stockholders' equity                              263,774
                                                       --------
TOTAL LIABILITIES AND
STOCKHOLDERS'EQUITY                                    $268,143
                                                       ========

SEE NOTES TO FINANCIAL STATEMENTS.

MICRO LABORATORIES, INC
STATEMENT OF OPERATIONS
THE PERIOD FROM AUGUST 8, 1997 (DATE OF INCEPTION)
TO MARCH 31,1998



Net sales                          $      0
                                   --------
Cost of goods sold                        0
                                   --------
Operating expenses:
Advertising and public relations      48,422
Administrative fees                   58,127
Laboratory supplies                    4,764
Telephone                              6,192
Incorporation fees                     6,501
Depreciation                           2,745
Amortization                           5,050
Rent                                   2,400
Automobile expense                     2,882
Travel expense                         2,823
Start-up expense                       7,627
Samples                                  827
Office supplies                        2,112
Consulting                               500
Freight                                  964
Repairs and maintenance                1,018
Outside services                         168
Postage                                  202
Bank service charges                     113
Printing                                  83
Contributions                             30
                                    --------
Total operating expenses             153,550
                                    --------
Loss from operations                (153,550)
                                    --------
Other income:
Interest income                        1,324
                                    --------
Net other income                       1,324
                                    --------
Net loss                           $(152,226)
                                   =========
Loss per common share                   $.03

SEE NOTES TO FINANCIAL STATEMENTS

MICRO LABORATORIES INC
STATEMENT OF CASH FLOWS
PERIOD FROM AUGUST 8,1997 (DATE OF INCEPTION)
TO MARCH 31,1998


Cash flows from operating activities:
Net income                                 $  (152,226)

Adjustments to reconcile net income
to net cash used for operating
activities:
Depreciation and amortization                   7,795
Allowance for doubtful acounts                 45,000
Services exchanged for common stock               850
(Increase) decrease in assets:
Accounts receivable                           (45,000)
Prepaid expenses                              (48,289)
Shareholder loans                              (3,215)
Deposits                                         (600)
Increase (decrease) in liabilities:
Accounts payable                                4,369
                                             --------
Net cash used by operating activities        (191,316)
                                             --------
Investing activities:
Acquisition of intangible assets              (75,750)
Acquisitions of property and equipment        (40,965)
                                             --------
Net cash used for investing activities
                                             (116,715)
                                             --------
Financing activities:
Proceeds from issuance of common stock        411,000
                                             --------
Net cash provided by financing activities     411,000
                                             --------
Net increase (decrease) in cash
   during the period                          102,969

Cash balance, beginning of period                   -

Cash balance, end of period                  $102,969
                                            =========

Supplemental disclosures of non-cash investing and financing activities:

Equipment amounting to $4,150 was received in exchange for
issuance of 3,100,000 shares of common stock.   Services
rendered valued at $850 were received in exchange for issuance of 850,000 shares of common stock.

SEE NOTES TO FINANCIAL STATEMENTS.

MICRO LABORATORIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
PERIOD FROM AUGUST 8,1997(Date of Inception)
TO MARCH 31,1998

                                                                 DEFICIT
                                               ADDITIONAL      ACCUMULATED
                             COMMON STOCK      PAID IN           DURING
                           SHARES     AMOUNT    CAPITAL     DEVELOPMENT STAGE
                           ----------------------------------------------
Common stock issued for
equipment through March 31, 1998
                          3,100,000  $3,100    $1,050

Common stock issued for services
rendered through March 31, 1998
                            850,000   $850

Common stock issued for cash
through March 31, 1998
                            348,000   $348     $410,652

Net loss through March 31, 1998.                               ($152,226)
                          ----------------------------------------------
Balance at March 31, 1998
                          4,298,000 $4,298   $411,702          ($152,226)
                          ==============================================

SEE NOTES TO FINANCIAL STATEMENTS



MICRO LABORATORIES, INC.

NOTES TO FINANCIAL STATEMENTS
MARCH 31,1998


1.  SIGNIFICANT ACCOUNTING POLICIES

Background

Micro Laboratories, Inc. ("the Company") was incorporated as a Nevada Corporation on August 8, 1997. Micro
Laboratories, Inc. is a development stage enterprise which has undertaken the development and marketing of a line of oral spray vitamins, nutrients, herbs and other oral absorption products as well as gel capsules, etc. in the United States and international market. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. The accounting policies of the Company are in accordance with generally accepted accounting principles and conform to the standards applicable to development stage companies. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results could differ from those estimates.

Cash and cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash and cash equivalents.

Formulas and Trademarks

Formulas and trademarks are recorded at cost and are amortized over a period of 15 years using the straight-line method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight line method for financial reporting purposes. Estimated service lives of property and equipment range from 7 to 31.5 years.

Revenue Recognition
Revenue will be recognized upon the invoicing and shipping of product. No revenue has been recognized as of March 31, 1998.

Advertising Costs

Advertising costs are charged to operations and are expensed as incurred. The total amount charged to expense at March 31, 1998 is $48,422.

Income Taxes

The Company has adopted Financial Accounting No. 109,
"Accounting for Income Taxes" (FAS 109). Under the provisions of FAS 109, an entity recognizes deferred tax assets and liabilities for the future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The adoption of FAS 109 did not have an effect on the Company's financial statements.

Net Income (Loss) Per Share

Primary net income (loss) per share is determined by dividing net income (loss) by the weighted average number of common shares and dilutive common shares outstanding during the year.

2.  COMMON STOCK

Common stock issued by the Company as payment for services has been valued by management at fair market value.


3.  LEASE COMMITMENTS

The Company leases an automobile under a two-year operating lease dated February 23, 1998. Rent expense for the year ended
March 31,1998 amounted to $964. Lease commitment fees of $10,477 were paid at inception. This amount is considered a prepaid expense to be amortized over the life of the lease.


4.  RELATED PARTY TRANSACTIONS

During the period ended March 31, 1998, the Company paid $75,000 to a shareholder in exchange for services related to flavoring
of vitamin formulas.   The Company incurred administrative
expenses during the period totaling $13,127 paid to a Company
operated by a shareholder.   In addition, the Company has a
receivable totaling $3,215 due from a shareholder.



                           PART III


ITEM 1.  INDEX TO EXHIBITS

(2)  Charter and by-laws
(3)  Instruments defining the rights of security holders
(5)  Voting Trust Agreement - Not Applicable
(6)  Material Contracts - Not Applicable
(7)  Material Foreign Patents - Not Applicable
(12) Additional Exhibits

ITEM 2.  DESCRIPTION OF EXHIBITS

(2.1)     Articles of Incorporation incorporated by reference
            to Form 10SB
(2.2)     Bylaws incorporated by reference to Form 10SB
(3.1)     Common Stock Certificate incorporate by reference
            to Form 10SB




                              SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                MICRO LABORATORIES, INC.



                                /s/ Robert Thistle
Date: January 24, 2000          --------------------------------
                                By: Robert Thistle, President

